UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-21295
GVI Security Solutions, Inc.

(Exact name of registrant as specified in its charter)
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
Telephone: (972) 245-7353

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

     Pursuant to the requirements of the Securities Exchange Act of 1934, GVI Security Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	December 22, 2009

By:	/s/ Steven E. Walin
	Name:	Steven E. Walin
	Title:	Chief Executive Officer

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